Exhibit 1.1

Articles of Association

of Evotec AG

I.

General Stipulations

§ 1

Company and Domicile

(1)	The name of the Company shall be:

Evotec AG.

(2)	The Company shall be domiciled in Hamburg.

§ 2

Object of the Company

(1)	The object of the Company shall be research activities in the field of biologically functional synthetic, semi-synthetic, and natural active agents with chemical and molecular biological processes including their link with other areas of activity, in particular also the information-technology, the development, the manufacture and the sales and distribution of bio-technological, chemical, pharmaceutical and diagnostic products and processes, software and technical equipment, including the issuance of licenses, the development of evolutionary processes of optimisation as well as the rendering of service-provisions connected with this.

(2)	The Company shall undertake all such transactions as are suitable for the direct or indirect advancement of the Company’s objectives. The Company shall particularly have the right to establish, take over, represent or participate in other companies of the same or similar category. The Company may exercise the object of the enterprise in whole or in part through subsidiaries and associated companies.

§ 3

Duration and Business Year

(1)	The Company is founded for an indefinite period of time.

(2)	Business year shall be the calendar year.

§ 4

Public Announcements

(1)	The public announcements of the Company shall be published in the electronic Federal Gazette (“elektronischer Bundesanzeiger”).

(2)	The conveyance of information to shareholders by way of remote data transmission is permissible.

II.

Share Capital and Shares

§ 5

Share Capital and Shares

(1)	The share capital of the Company amounts to Euro 108,838,715.00.

(2)	The share capital is split into individual share certificates issued in the name of the bearer and covering 108,838,715 shares.

(3)	The shares are issued in the name of the bearer. The form of the shares and the profit-sharing and renewal certificates shall be determined by the Management Board with the approval of the Supervisory Board. Global certificates may be issued. The right of the shareholders to the individual securitisation of their shares shall be ruled out.

(4)	With the approval of the Supervisory Board the Management Board shall be empowered to increase the capital stock of the company by up to EUR 21,733,878.00 in one or more tranches by August 27, 2013 by issuing altogether up to 21,733,878 new common bearer shares without par value (no par value shares) (authorized capital 2008). In principle, shareholders are entitled to subscription rights. The new shares can also be acquired by one or more banks provided the securities are offered to shareholders for purchase.

Given the approval of the Supervisory Board the Management Board is empowered to exclude the subscription rights of shareholders one or more times,

a)	to the extent required in order to exclude possible fractions from shareholders´ subscription rights;

b)	to the extent needed in order to grant owners of option or conversion rights and obligations, respectively, under bonds with warrants or convertible bonds a subscription right to new shares in the amount as would be due to them following the exercise of the option and conversion right, respectively, or the fulfillment of the conversion obligation as shareholder;

c)	up to a mathematical nominal value of altogether EUR 600,000.00, if the capital increase involves the issuance of employee shares;

d)	insofar as the new shares are issued against cash, and the aggregate proportionate share of the capital stock accruing to the newly to be issued shares does not exceed the amount of EUR 10,866,939.00 or, should this amount be lower, altogether 10% of the capital stock existing at the time of the effective date and at the time of first-time implementation of this authorization (“maximum amount”) and the price of the new issue is not significantly lower than the market price of the listed shares with the same features at the time of the final determination of the price of the issue;

e)	insofar as the new shares are issued against contributions in kind, especially in the form of companies, parts of companies, participations in companies, license rights or receivables and the proportionate amount of the capital stock accruing to the newly to be issued shares does not exceed the amount of EUR 21,733,878.00 or, should this amount be lower, does not exceed 20% of the capital stock existing at the time this authorization becomes effective.

Of the maximum amount in accordance with § 5 par. 4 letter d) of the Articles of Association the proportionate share of the stock capital is to be deducted that accrues from new shares or treasury stock acquired earlier, which were issued or sold since August 28, 2008 under the provisions of the simplified subscription right exclusion in accordance with or analogous to § 186 par. 3 sentence 4 AktG as well as the proportionate share of the stock capital accruing to shares that can be acquired based on option or conversion rights and obligations, respectively, which were issued since August 28, 2008 in corresponding application of § 186 par. 3 sentence 4 AktG.

With the consent of the Supervisory Board the Management Board shall be empowered to determine further details of the capital increase as well as the conditions governing the issue of shares. The Supervisory Board shall be authorized to adjust § 5 of the Articles of Association following the complete or partial execution of the capital increase in accordance with the respective use of the authorized capital and expiration of the term of the authorization.

(5)

The stock capital is conditionally increased by Euro 1,356,182.00, split into non-par value stock certificates issued in the name of the bearer and covering 1,356,182 shares. The conditional capital increase is put into effect only to the extend that the bearers of the rights of subscription which are issued by the Company based on the authorisation by the Annual General Meeting of 7th June 1999 exercise their rights to the subscription of new shares. The new shares shall partake in profit-sharing as from the business year in which they emerged through the exercise of subscription rights. With the approval of the Supervisory Board, the Management Board shall be empowered to stipulate further details of the conditional capital increase and their implementation.

(6)	The stock capital of the Company is conditionally increased by a further Euro 879,859.00. The conditional capital increase is put into effect only to the extend that the bearers of the rights of subscription which are issued by the Company based on the authorisation by the Annual General Meeting of 26th June 2000 exercise their rights to the subscription of new shares. The new shares shall partake in profit-sharing as from the business year in which they emerged through the exercise of subscription rights. With the approval of the Supervisory Board, the Management Board shall be empowered to stipulate further details of the conditional capital increase and their implementation.

(7)	The stock capital of the Company is conditionally increased by a further Euro 1,081,858.00. The conditional capital increase is put into effect only to the extend that the bearers of the rights of subscription which are issued by the Company based on the authorisation by the Annual General Meeting of 18th June 2001 exercise their rights to the subscription of new shares. The new shares shall partake in profit-sharing as from the business year in which they emerged through the exercise of subscription rights. With the approval of the Supervisory Board, the Management Board and—if members of the Management Board are affected—the Supervisory Board are empowered to stipulate further details of the conditional capital increase and their implementation.

(8)	The stock capital of the Company is conditionally increased by a further Euro 1,741,481.00 (conditional capital IV). The conditional capital increase shall be executed only insofar as the holders of the subscription rights issued by the Company in accordance with the authorization of the General Meeting on 7 June 2005, as amended by resolution of the General Meeting on 4 June 2009, exercise their rights to subscribe to new shares. The new shares shall partake in profit-sharing as from the business year in which they emerged through the exercise of subscription rights. With the approval of the Supervisory Board, the Management Board and—if members of the Management Board are affected—the Supervisory Board are empowered to stipulate further details of the conditional capital increase and their implementation.

(9)	Not applicable

(10)	The stock capital of the Company is conditionally increased by a further Euro 2,140,000.00 (conditional capital VI). . The conditional capital increase shall be executed only insofar as the holders of the subscription rights issued by the company in accordance with the authorization of the General Meeting on 30 May 2007, as amended by resolution of the General Meeting on 4 June 2009, exercise their rights to subscribe to new shares. The new shares shall partake in profit-sharing as from the business year in which they emerged through the exercise of subscription rights. With the approval of the Supervisory Board, the Management Board and—if members of the Management Board are affected—the Supervisory Board are empowered to stipulate further details of the conditional capital increase and their implementation.

(11)	The stock capital of the Company is conditionally increased by another EUR 3,400,000.00 on the basis of the issue of 3,400,000 new bearer shares (conditional capital VII). The conditional capital increase will only be implemented to the extent to which owners of subscription rights granted to them on the basis of the authorization by the General Meeting on 28 August 2008, as amended by resolution of the General Meeting on 4 June 2009, make use of their rights to subscribe to new shares. The new shares shall participate in profits as of the beginning of the business year in which they are issued. The Management Board, with the approval of the Supervisory Board and—to the extent that members of the Management Board are affected—the Supervisory Board shall be authorized to determine additional details of the conditional capital increase and its implementation.

III.

Executive Board

§ 6

Composition

(1)	The Management Board shall comprise one person or several persons. The number of the Management Board members shall be determined by the Supervisory Board. The appointment of deputy Management Board members is possible.

(2)	The Supervisory Board may appoint a member of the Management Board as Chairman of the Management Board as well as further members of the Management Board as Deputy Chairmen.
(3)	The decisions of the Management Board shall be resolved by simple majority if not otherwise stipulated by law or the procedural rules of the Management Board. Should a Chairman of the Management Board be appointed, his vote shall be decisive in the event of a parity of votes.

(4)	The Management Board shall determine its own rules of internal procedures if the Supervisory Board does not pass rules of internal procedures for the Management Board.

§ 7

Representation and General Management

(1)	If only one member of the Management Board is appointed, he shall represent the Company alone. If several Management Board members are appointed, the Company shall be legally represented by two members of the Management Board or by one member of the Management Board acting jointly with a registered authorised officer (“Prokurist”).

(2)	The Supervisory Board may grant Management Board members the right to solely represent the Company. It may also grant Management Board members the right of representing the Company also in such legal transactions as may be undertaken with or against such members of the Management Board in their capacity as representatives of a third party.

(3)	The Supervisory Board may order that specific types of businesses be undertaken only with its approval.

IV.

Supervisory Board

§ 8

Composition and Tenure

(1)	The Supervisory Board of the Company consists of 6 members.

(2)	No previous member of the Management Board of the Company can become a member of the Supervisory Board if the Supervisory Board already consists of two previous members of the Management Board. No member of the Management Board of a company that is listed in the Stock Exchange and who is already exercising five Supervisory Board mandates in out-of-group, stock-exchange listed companies is eligible to be a member of the Supervisory Board; the same applies for persons holding an executive or non-executive office in or performing advisory functions for companies which are major competitors of the Company. § 100 subsection 4 of the German Stock Company Act remains unprejudiced.

(3)	If not otherwise specified in the resolution of the Annual General Meeting, members of the Supervisory Board shall be appointed for a period lasting until the end of the Annual General Meeting which decides on the ratification of the acts of the Supervisory Board for the fourth business year after the start of the tenure. The business year in which the tenure begins shall not count. The Supervisory Board may be re-elected.

(4)	For all members of the Supervisory Board, one or more substitute members may be appointed by the Annual General Meeting who shall become members of the Supervisory Board in the order of their appointment as soon as a member of the Supervisory Board quits his position in the Supervisory Board before the expiration of his tenure. This shall not apply if the Annual General Meeting chooses a successor prior to the departure of the member of the Supervisory Board. The substitute member shall assume the position of the departing member for the duration of the remaining term, however, for a maximum period lasting until the end of the Annual General Meeting in which a new election is held for the departing member.

(5)	If a member of the Supervisory Board is elected in place of a departing member, his tenure shall last for the remaining term of office of the departing member.

(6)	Every member of the Supervisory Board and every substitute member may resign his position with a period of two months in lieu of notice also in the absence of important reasons, through written declaration addressed to the Chairman of the Supervisory Board or the Management Board.

§ 9

Chairman, Deputy Chairman

(1)	Immediately after the Annual General Meeting which has newly elected all members of the Supervisory Board which are elected by the shareholders, the Supervisory Board shall elect a Chairman and one or more deputies from its midst in a meeting to be held without any special invitation.

(2)	Declarations of the Supervisory Board and its committees shall be made by the Chairman or his Deputy on behalf of the Supervisory Board. The Chairman and his Deputy shall also have the right to receive specific declarations on behalf of the Supervisory Board.

§ 10

Internal Order and Adoption of Resolutions

(1)	The Chairman or the Deputy Chairman in case of the incapacitation of the Chairman shall summon the meeting of the Supervisory Board maintaining a two-week period of advanced notification and determine the place and time of the meeting. The invitation shall be issued in writing, by telephone, telegraphically or by fax using the address last disclosed to the Management Board. The agenda shall be disclosed along with the invitation. The individual items of the agenda shall be precisely specified in such a way that absentees are able to utilise their right of commenting in writing. The Chairman may shorten the period of advanced notification to up to three days in urgent cases if the invitation has been evidentially received by all members of the Supervisory Board.

(2)	The resolutions of the Supervisory Board shall be adopted usually in meetings. However, meetings and the adoption of resolutions are also permitted in writing, by telephone, telegraphically, by fax or with aid of other means of telecommunication if the Chairman of the Supervisory Board deems it relevant on individual occasions.

(3)	A quorum shall be deemed constituted by the Supervisory Board if more than half its members participate in the adoption of a resolution in person or in writing or by voting through other permissible means. Else, the Supervisory Board shall be summoned once again with an interval of two weeks between summoning and the holding of the meeting. A quorum shall be deemed constituted if at least three members participate in the adoption of the resolution.

(4)	Resolutions of the Supervisory Board shall be adopted with a simple majority of the votes cast. In case of a parity of votes, the vote of the Chairman in the respective session shall be decisive—also in elections.

(5)	A written record of the meetings and resolutions of the Supervisory Board and its committees shall be prepared and signed by the Chairman of the occasion.

(6)	The Supervisory Board may, within the scope of compelling legal regulations as well as provisions of these Articles of Association, issue its own rules of internal procedures.

§ 11

Committees of the Supervisory Board

The Supervisory Board shall have the right to form committees from within its midst and delegate individual parts of its duties and responsibilities to such committee for independent execution within the scope of legal provisions.

§ 12

Remuneration

(1)	In addition to reimbursement of their outlays for each fiscal year, the members of the Supervisory Board shall be paid both fixed and performance-based compensation in accordance with the following provisions starting with the 2009 fiscal year.

(2)	The fixed compensation payable upon expiration of the given fiscal year shall be EUR 15,000.00 per Supervisory Board member. The Chairman of the Supervisory Board shall be paid three times that amount and the Deputy Chairman twice that amount. Supervisory Board members serving on its committees shall be paid EUR 3,750.00 per committee membership; the chairman of a committee shall be paid EUR 10,000.00. The foregoing increases for service on committees shall apply solely if the respective committee met during the given fiscal year.

(3)	As an additional fixed compensation each Supervisory Board member shall receive shares of the company valued at EUR 10,000.00 per annum, to the extent that the company is authorized to use treasury stock for this purpose. Three times this amount shall apply to the Chairman of the Supervisory Board and twice the amount to the Deputy Chairman. The chairman of a committee shall be given additional shares valued at EUR 10,000.00. The value of these shares shall be determined based on the closing price of the company’s shares in XETRA trading (or a comparable successor system) on the Frankfurt/Main Stock Exchange on the last three trading days of the fiscal year for which the compensation is being paid. The number of shares shall be rounded out as necessary.

(4)	The performance-based compensation shall be EUR 500.00 for each euro cent by which the dividend per share that is distributed to the shareholders exceeds the threshold of 15 euro cents. In each case, the performance-based compensation shall be payable following a resolution by the General Meeting on the allocation of the unappropriated surplus for the given fiscal year for which the performance-based compensation is being paid.

(5)	Both the fixed and the performance-based compensation payable to Supervisory Board members shall be prorated if they do not serve on the Supervisory Board during the entire fiscal year. If a member of the Supervisory Board does not serve in a position that is linked to a higher level of compensation during the entire fiscal year, the foregoing sentence shall apply analogously to the compensation applicable to the respective position.

(6)	The Company shall insure members of the Supervisory Board at its own cost, against civil law and criminal law-related litigation in connection with the exercise of their mandates (up to a maximum sum of DM 10 million and with insurance commencement as from the 20th of September 1999) and assume the costs of the legal defence in connection with such litigation as well as taxes eventually incurred on such cost-assumption.

V.

General Meeting

§ 13

Place, Summoning and Right of Participation

(1)	The General Meeting shall be held at the domicile of the Company.

(2)	The General Meeting shall be summoned by the Management Board if resolutions are to be adopted or if summoning is in the interest of the Company for other reasons. The General Meeting which decides on the replacement of the Management Board and the Supervisory Board, the appropriation of profits, the selection of the Annual Account auditor and if necessary, the determination of the Annual Account (ordinary meeting of shareholders) shall be held within the first eight months of every business year.

(3)	The notice of the General Meeting shall be published via a single publication in the electronic version of the Federal Gazette. For the notice, the German statutory provisions do apply.

(4)	Each shareholder who has registered with the company before the General Meeting according to the regulations mentioned below, and who has proven his right to participate in the General Meeting and to exercise his/her voting right is entitled to participate in the General Meeting and to exercise his/her voting right

The registration has to be in writing in the German or English language, indicating the number of shares held said registration refers to. The company has to receive the registration within the statutory term before the General Meeting.

Written evidence on the share property, which is issued by the bank managing the custody account, is required and sufficient to prove the entitlement to participate in the General Meeting. The evidence has to refer to the statutory determined date before the General Meeting and has to be received by the company within the statutory term before the General Meeting. The evidence has to be in German or Englisch.

In the convening of the General Meeting, a special address to send the registration and the credential (proof of authority) to and further details on the registration and the credential can be communicated.

(5)	The Board of Directors is entitled, but not obliged to disclose information on the company’s homepage before the General meeting. The information disclosed has to be available over a period of at least seven days before the General Meeting begins as the case may be. Furthermore it has to be continuously accessible during the General Meeting.

§ 14

Conduct of General Meeting, Transmission

(1)	The General Meeting will be chaired by the Chairman of the Supervisory Board or another member of the Supervisory Board designated by the Supervisory Board.

(2)	The Chairman of the occasion shall manage deliberations and determine the order of the items of the agenda as well as the nature and further details of voting.

(3)	If announced in the invitation to the General Meeting, the person taking the chair in the General Meeting may permit partial or complete audio-visual transmission of the General Meeting in form to be specified by him or her in more detail.

§ 15

Adoption of Resolutions in the General Meeting

(1)

In votings, one share shall entitle to one vote. The voting right may also be exercised by an empowered representative of a shareholder; the empowered representative shall furnish a written power of attorney.

Should an appointed voting-right representative be empowered by the Company for the exercise of the voting right, the power of attorney may be issued in writing, by fax or electronically in a manner to be specified by the Company. Details for the issuance of such powers of attorney shall be disclosed in the Company’s gazettes alongside the invitation to the Annual General Meeting.

(2)	Resolutions of the Annual General Meeting shall be adopted with a simple majority of votes cast if a larger majority is not mandated by law or these Articles of Association. A majority of three-quarters of the stock capital represented in the adoption of the resolution shall be required for the following resolutions:

a)	Increase and reduction of capital;

b)	Withdrawal of shares;

c)	Issuance of convertible debentures;

d)	Amendment of Articles of Association;

e)	Merger or transformation of the Company.

(3)	Minutes of every Annual General Meeting shall be made.

(4)	Elections shall be decided by a simple majority of votes. If this is not attained in the first round of voting, a second round of voting shall be held for the two candidates with the most votes. In case of a parity of votes in the second round, the choice shall be made by drawing a lot.

VI.

Scientific Advisory Board

§ 16

Scientific Advisory Board

(1)	The Company shall have a Scientific Advisory Board. It shall be made up of at least five (5) persons. Members of the Scientific Advisory Board shall be put forward by the Management Board and appointed for two (2) years respectively, by the Chairman of the Supervisory Board.

(2)	The Scientific Advisory Board shall have a Chairman which shall be appointed and removed by the Chairman of the Supervisory Board on the advice of the Management Board. The appointment shall be made for a period of two (2) years respectively. The Chairman shall perform the duty of the outward representation of the Scientific Advisory Board. The Chairman shall have a secretary. The secretary shall be delegated from the Management Board of the Company.

(3)	The Scientific Advisory Board shall counsel and support the Management Board and the Supervisory Board in all issues of science. It shall work on demand by the Management Board. Members of the General Management shall have the right to participate in meetings of the Scientific Advisory Board. They shall be obliged to do this at the request of the Scientific Advisory Board. The Scientific Advisory Board shall not have the right of examination or the right to issue instructions. The Scientific Advisory Board shall inform the Supervisory Board of the content and scope of its counselling activities on demand by the Supervisory Board.

(4)	The Scientific Advisory Board may issue its own internal rules of procedure. The secretary shall support the Chairman in the preparation of the meetings of the Scientific Advisory Board and prepare minutes.

(5)	Members of the Scientific Advisory Board shall receive an adequate remuneration which shall be determined by resolution of the Supervisory Board. Moreover, expenses (including turnover tax) incurred by members of the Scientific Advisory Board in the course of their duties, shall be paid by the Company. § 12 clause 3 of these Articles of Association shall apply accordingly.

VII.

Rendering of Accounts and Appropriation of Profits

§ 17

Rendering of Accounts and Appropriation of Profits

(1)	The Management Board shall prepare the Annual Financial Accounts and Status Report within the statutorily stipulated deadlines and present same to the auditor through the Supervisory Board.

(2)	The Supervisory Board shall inform the Management Board of the receipt of the audit report. Immediately after the information, the Management Board shall pass over to the Supervisory Board, the documents specified in subsection (1) and the proposal of the Management Board for the resolution to be adopted by the Annual General Meeting on the appropriation of the balance sheet profit.

(3)	The Supervisory Board shall document the result of its verification in a report within one month of the receipt of the documents to be submitted pursuant to subsection (2) and inform the Management Board as well as adopt a resolution on whether or not it approves the Annual Financial Accounts.

(4)	The Annual General Meeting shall decide on the appropriation of balance sheet profit.

(5)	In case of capital increase, the level of profit-sharing of the new shares may be determined in deviation from § 60 of the German Stock Corporation Act.

VIII.

Final Stipulations

§ 18

Amendment of the Version of these Articles of Association

The Supervisory Board is empowered to amend the Articles of Association only in their wording.

§ 19

Formation Expenditure

The Company shall bear expenses in connection with its formation, entry into the commercial register and publications in this respect, up to the amount of DM 50,000.00. The same applies to costs of the above-mentioned type as well as consultancy expenses in connection with the transformation of the company from the previous EVOTEC Biosystems GmbH.